UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

TXO Partners, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

87313P103

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87313P103	Page 2 of 6

1.	Names of Reporting Persons. Luther King Capital Management Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,591,530
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,591,530
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,591,530
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9) 8.4%
12.	Type of Reporting Person (See Instructions) IA, CO

CUSIP No. 87313P103	Page 3 of 6

1.	Names of Reporting Persons. J. Luther King, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,331,474
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,331,474
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,331,474
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9) 10.8%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 87313P103	Page 4 of 6

Item 1(a)	Name of Issuer

TXO Partners, L.P.

Item 1(b)	Address of Issuer’s Principal Executive Offices

400 West 7th Street
Fort Worth, Texas 76102

Item 2(a)	Name of Person Filing

Luther King Capital Management Corporation
J. Luther King, Jr.

Item 2(b)	Address of Principal Business Offices

301 Commerce Street, Suite 1600
Fort Worth, Texas 76102

Item 2(c)	Citizenship

Luther King Capital Management Corporation – Delaware
J. Luther King, Jr. – United States

Item 2(d)	Title of Class of Securities

Common Units

Item 2(e)	CUSIP Number

87313P103

Item 3	Status of Person Filing

Not applicable.

Item 4	Ownership

(a) Amount beneficially owned:

Luther King Capital Management Corporation – 2,591,530
J. Luther King, Jr. – 3,331,474

(b) Percent of class:

Luther King Capital Management Corporation – 8.4%
J. Luther King, Jr. – 10.8%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Luther King Capital Management Corporation – 2,591,530
J. Luther King, Jr. – 3,331,474

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of:

Luther King Capital Management Corporation – 2,591,530
J. Luther King, Jr. – 3,331,474

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Luther King Capital Management Corporation

By:	/s/ J. Luther King, Jr.
J. Luther King, Jr.
President

/s/ J. Luther King, Jr.
J. Luther King, Jr.

Dated: February 7, 2024

LIST OF EXHIBITS

Exhibit No.	Description

1	Joint Filing Agreement